Exhibit 99.2

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy and log-on using the below control number.

CONTROL #

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the enevelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Special General Meeting to be held on May 25, 2017.

*** SPECIMEN ***
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Special General Meeting Proxy Card - Intec Pharma Ltd. Ordinary Shares

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

1. **To approve the increase of the Company's registered share capital by additional 14,000,000 ordinary shares of the company no par value, such that following the increase, the Company's registered share capital will consist of 30,000,000 ordinary shares of the Company, with no par value;**

   ☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

2. **To approve the compensation policy for the Company's directors and officers;**

   ☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of the compensation policy for the Company's directors and officers? (Please note; If you do not mark either Yes of No, your shares will not be voted for Proposal No. 2)

☐ YES ☐ NO

3. **To approve the compensation terms of Mr. Jeffrey A. Meckler, as a director of the Company and Vice-Chairman of the board of directors of the Company;**

   ☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

Are you a controlling shareholder in the Company, or have a personal interest in the approval of the compensation terms of Mr. Jeffrey A. Meckler? (Please note; If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3)

☐ YES ☐ NO

Date	Name	Signature	Signature, if held jointly

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company's register must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.

To change the address on your account, please check the box at right and indicate your new address. ☐

*** SPECIMEN *** **AC:ACCT9999** **90.00**

INTEC PHARMA LTD.

12 Hartom St., Har Hotzvim, Jerusalem 9777512, Israel

Tel: +972-2-5864657

Fax: +972-77-4701797

A “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder of the company), including, for the purpose of Proposal 2 and, in the event Proposal No. 2 is not approved, the approval of Proposal No. 3, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company.

“Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e., spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Shareholders entitled to notice of and to vote at the special general meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on April 24, 2017, the record date fixed by the board of directors of the Company for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the special general meeting or any adjournments thereof.

INTEC PHARMA LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, a shareholder of Intec Pharma Ltd. (the “Company”), an Israeli corporation, hereby appoints Nir Sassi as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the special general meeting of shareholders of the Company to be held at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Rd., Ramat Gan 5250608, Israel on Thursday, May 25, 2017, at 4:00 p.m. Israel time (9:00 a.m. Eastern time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, no par value, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. Subject to applicable law and the rules of NASDAQ, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the special general meeting or any adjournment(s) or postponement(s) thereof for which the board of directors of the Company recommends a “FOR” vote, other than Proposals No. 2 and, in case Proposal No. 2 is not adopted, also for Proposal No. 3.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the special general meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

Please check here if you plan to attend the Special General Meeting of Shareholders on May 25, 2017.	☐

(Continued and to be signed on Reverse Side)